

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 19, 2017

Via E-Mail
Anthony Staffieri
Chief Financial Officer
Rogers Communications Inc.
333 Bloor Street East
10th Floor
Toronto, Ontario M4W 1G9

   Re: Rogers Communications Inc.
     Form 40-F for the Fiscal Year Ended December 12, 2016
     Filed February 9, 2017
     File No. 1-10805

Dear Mr. Staffieri:

   We refer you to our comment letter dated March 31, 2017 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Cecilia Blye

         Cecilia Blye, Chief
         Office of Global Security Risk

  cc: Larry Spirgel
     Assistant Director
     Division of Corporation Finance